Filed by NetIQ Corporation

                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215

INTERNAL E-MAIL

WOW, what a way to kick off the year. It is once again a very exciting time for our company!! This morning we announced a major strategic move for our business to further our leadership in the eBusiness Infrastructure management space.

The press release
http://www.netiq.com/News/Press_Releases/2001/010117Merger.asp provides details but in summary we have merged with the market leader in web analytics and eBusiness Intelligence

                  WebTrends Corp., <http://www.webtrends.com./

This move creates a powerhouse and the unquestionable leader in eBusiness infrastructure management and Intelligence uniquely positioned to provide the most comprehensive set of management solutions for all the components of an eBusiness infrastructure -- from back-end servers, networks and directories to the front-end web servers and applications.

We continue to move our business into a new playing field and assemble teams with the resources and top talent to effectively compete with the likes of BMC, Tivoli and CA. Let's not be coy about this: what we have built here is a powerhouse that is simply going to take the industry by storm.

I want to thank each of you - for your hard work and commitment to excellence over the last few months. It is the dedication of you, the employees, that continues to allow us to forge ahead and truly take our place as a leader in eBusiness infrastructure management. I am proud to work with such an inspiring team of people.


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To get up to speed on all of the details of this merger, please visit
[http://www.netiq.com/merger]. And don't forget to join us for the company meeting today at 8:30 a.m. pacific / 10:30 a.m. central / 11:30 a.m. eastern.

Regards,

Ching


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NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

 NetIQ Corporation

Susan Torrey, Press Relations

(713) 548-1863
susan.torrey@netiq.com